Securities Counselors, Inc. The Securities Professionals For Private and Public Issuers, Shareholders and Funding Sources

MAIL STOP _______

May 25, 2017

Joseph McCann (for Suzanne Hayes, Assistant Director)

Office of Healthcare and Insurance

Divisions of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation
Pre-Effective Amendment No. 1 to Offering Statement on Form 1-A Filed December 23, 2016 File No. 024-10657

Dear Mr. McCann:

On December 23, 2016. in connection with the sale of up to 15,000,000 shares of common stock of McGraw Conglomerate Corporation (the “Company”) at $0.50 per share, we filed the Company’s Form 1-A (the “original filing”) with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated January 19, 2017 SEC comment letter (the “comment letter”) relating to the Company’s original filing, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Pre-Effective Amendment No. 1 (the “Amendment”) which is also being filed concurrently on EDGAR and delivered via messenger. Such messengered copies will include a “care package” of (i) two clean copies of this Pre-Effective Amendment and (ii) two red-lined copies marked to reflect changes since the original Form 1-A filing was made. This letter responds to the comments in the indicated order.

Please note that the delay in filing this Amendment was principally due to making necessary arrangements with regard to the Plan of Distribution, including the escrow relationship, the decision to self-underwrite the offering, updating the audit through April 26, 2017 and, following recommendations as to same so not deemed a “penny stock” and adjusting the terms of the offering to 2.5MM shares at $6.00 (and making associated adjustments to the capital structure without affecting the underlying company valuation).

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Part I

Item 2. Issuer Eligibility

Comment 1. “…Your Offering Circular indicates that you are a newly formed company and you expect to use the offering proceeds to acquire controlling interests and manage various companies, including an automotive dealer service company, a mixed martial arts training center, an insurance or re-insurance company, and a residential and commercial construction company. Please revise the Offering Circular to identify all targeted entities and explain the status of any arrangement with each identified entity. To the extent that you are unable to identify these targeted entities in the Offering Circular, please refer to Securities Act Rule 251(b)(3) and withdraw the Form 1-A…”

Response: The Company has always had a business plan that was specific in character. Very specifically, we had already critiqued whether the Company might be a “blank check” company and expected this Comment.  McGraw is by no means a “company in search of a business.”  It would be a misinterpretation to infer that the Offering Circular is simply a discussion of what are the Company’s investment goals.  We submit that the staff misperceived the original filing. Our analysis of applicable authority and facts follows.

The disqualification provisions of Regulation A (hereafter “Reg A”) Rule 251, including 251(b)(3), do not apply.  Very specifically, Rule 251(b)(3) (the “Rule”) provides the following: “…Scope of the Exemption…The issuer of the securities…Is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies…”  While the issuer is a development stage company, it does have a specific business plan and purpose, its business plan is not to merge with an unidentified company and it has not identified a specific company or companies. So, literally, McGraw is not a “blank check” company as defined!  We would be happy to forward on a supplemental and confidential basis the McGraw Business Plan that confirms the foregoing. Significantly, by contrast to the standard model of as blank check company, Mr. McGraw is not merely looking to see off control to another group to let the other group take control of the entity. Very simply, McGraw neither resembles the standard model nor meet the SEC definitions applicable.

For example, footnote 29 to SEC Release 33-9741 promulgating the finalized Reg A provides the definition contained in 251(b)(3) and cross references Securities Act Rule 419(a).  Rule 419(a) provides the same definition of “blank check” company, adding this further disqualifying condition: “…Is issuing “penny stock,” as defined in Rule 3a51-1(17 CFR 240.3a151-1) under the Securities Exchange Act of 1934 (the “Exchange Act”)…”  Such footnote 29 goes on to say (citing SEC Release 33-6949, footnote 50) “…[B]lank check companies regardless of whether they are issuing penny stock are precluded from relying on Regulation A…”  For the reasons outlined above, McGraw is not a blank company, namely …” Even though it is a development stage company, McGraw does have a specific business plan and purpose, its business plan is not to merge with an unidentified company and it has not identified or even sought a specific company or companies, the critical elements of which are required under the applicable definitions. By contrast, McGraw is seeking a multiplicity of different businesses meeting specified criteria—none of which have as their goal becoming separately public, and neither Mr. McGraw nor McGraw Conglomerate will be relinquishing control to any new group that may be looking to become public

The foregoing is certainly consistent with existing precedent, most recently Live Ventures Incorporated (Nasdaq: LIVE, SEC File No. 104-5742 which in fact had three affiliated offerings, each of which described Live Ventures as a “diversified holding company”! There have also been prior filings which went forward (after receiving a similar “not a blank check” comment), the issuers moved forward with, alternatively a series of joint ventures and shareholder agreements or acted under a letter of intent being raised, both conditioned upon the requisite funding being raised. Such effort required significant time commitment and filing the associated Exhibits not previously contemplated since “not probable’ of occurring (the applicable SEC standard). We assume that the staff comment is not a conclusion but rather a “rebuttable presumption.”

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Not coincidentally, SEC Release adopting Reg A+ and the immediate Rule 251(b)(3) is on record as saying (at page 24): “…[W]e are not adopting further restrictions on eligibility at this time. In light of the disclosure requirements in the final rules, we do not believe that it is necessary to exclude additional types of issuers, such as shell companies, issuers of penny stock, or other types of investment vehicles, from relying on the exemption in Regulation A.  At the same time, we are concerned about potentially increased risks to investors that could result from extending issuer eligibility to other types of entities, such as blank check companies, before the Commission has the opportunity to observe developing marketing practices…”

While the staff’s question of whether this offering is a blank check company is a fair one, to conclude that the Company is indeed a blank check company would not be. We feel we have adequately demonstrated to the staff that the offering is not disqualified from proceeding with its Reg A offering and that the company clearly falls outside the purview (and intent) of that disqualification.

Given the foregoing facts and analysis, we would request the staff to defer to our opinion that McGraw is not a blank check company and, accordingly, the McGraw offering is not disqualified under Rules 251 and/or 419.

Part II

Cover Page of Offering Circular

Comment 2: “…Please revise your cover page to provide the information required by Part II, Item 1 of the Form 1-A. For example, please revise to disclose your name, the title and amount of securities being offered, and the termination date of the offering period. Please limit your cover page disclosures to one page…”

Response: Revisions responsive to the staff’s comments have been incorporated into the Cover Page per the staff comment and cited authority.

Comment 3 “…Please revise the cover page to eliminate any inference that you presently are a business conglomerate. Refer to the Instruction to Item 1(a)…”

Response: Revisions responsive to the staff’s comments have been incorporated into the Cover Page per the staff comment and cited authority, for example specifically characterizing as a development stage company and in Distribution Spread, “We are a development stage company and currently have no operations.”

Distribution Spread, page 3

Comment 4: “…We refer to your statement in the third paragraph on page 3 and on page 26 that the duration of the offering period may be extended beyond the initial 90 days for an additional 180 days. We also refer to your statement in the fourth paragraph on page 8 that the offering period would be for 9 months, and could be extended for periods up to a total of 24 months. Please reconcile your disclosures…”

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Response: The cited passages have been reconciled per the staff’s comment, reflecting in both instances the 90/180 day standards and dropping the too detailed Order of Effectiveness 24 months.

Comment 5: “…We refer to your disclosure in footnote 1 on page 4 indicating that you "may enter into posting agreements with crowd funding websites...in connection with this offering. We also note your disclosure on page 27 concerning "equity crowdfunding efforts." Please tell us whether you are conducting this offering, or a separate offering, pursuant to the exemption provided by Section 4(a)(6) of the Securities Act….”

Response: We had not tied down an equity crowdfunding platform in the original filing. This offering will now be self-underwritten pursuant to ’34 Act Rule 3a4-1. Neither the original not the adjusted offering is a separate offering to be conducted pursuant to the Securities Act Section 4(a)(6) exemption.

Item 3. Summary of Offering, page 7

Non-Reliance on Third-Party Information, page 7

Comment 6: “…Please revise to remove the disclaimer for the accuracy and sufficiency of your disclosure. Also tell us your basis for disclosing that you do not have liability for the authenticity of the information contained in the offering circular…”

Response: The cited disclaimer has been removed per the staff’s comment.

Advice of Forward-Looking Information, page 7

Comment 7: “…The safe harbor provisions that you cite in the first sentence under the heading do not apply to this offering. Accordingly, please revise to remove these references…”

Response: The cited references have been removed per the staff’s comment.

Emerging Growth Company Status, page 10

Comment 8: “…Your statements that you are an emerging growth company under the JOBS Act imply that you are registering the issuance of the securities under the Securities Act. Please delete these references….”

Response: The cited disclaimer has been removed per the staff’s comment.

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Risk Factors

The risk of relying on a management team . . ., page 13

Comment 9: “…Based on your disclosure on page 43, it does not appear that your sole officer and director has experience owning or managing medical facilities, dealership services, sports entertainment or oil fields, all of which are cited as your targeted businesses. If true, expand your discussion to highlight management's lack of experience in these targeted areas…”

Response: Revisions responsive to the staff’s comments have been incorporated into the Offering Circular, including reflecting the addition of an advisory board.

Item 5. Plan of Distribution, page 26

Comment 10: “…Please reconcile your disclosure in the second paragraph on page 26 regarding the $500,000 minimum offering amount and the disclosure in the last paragraph on this same page which states a different amount…”

Response: The minimum offering was indeed $500,000 but, because of the changed terms, is now $499,998 (so a whole number of shares when divided by the new $6.00 per share price) and the references throughout the Offering Circular consistently now so reflect.

Comment 11: “…We refer to your statement on page 27 that you will provide offering notifications through your website, and your statement on page 29 that your website has not yet been fully developed and may never be. Since your website is currently not available, please revise your statement on page 27 to clarify how investors will be notified…”

Response: Revisions responsive to the staff’s comments have been incorporated into the Offering Circular. Very specifically, the Company does indeed have a website which is now reflected in the Offering Circular and screen shots have been added as Exhibits, albeit the Invest Now button will not functional (of course) until the Offering Statement is declared effective.

Item 6. Use of Proceeds, page 32

Comment 12: “…Please reconcile your statement on page 34 that you will not pursue a medical management company unless you receive the maximum amount with your statement on page 35 that if you receive the minimum amount of the offering, you will secure a medical operations management team, and your statement on page 42 that you will commence building a medical facility if you receive at least $1 million…”

Response: Revisions responsive to the staff’s comments have been incorporated into the Offering Circular. Among other additions, the Company will engage a medical management team if at least $499,998 is raised and the upgraded disclosures roll out the medical management effort as now reflected in greater detail in the Offering Circular.

Comment 13: “…Given the maximum size of this offering, please tell us your basis for concluding that you will be able to acquire a majority interest in an oil business producing thousands of barrels every day…”

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Response: At its simplest, no acquisition will occur unless majority ownership is acquired. The reference to thousands has been adjusted to reflect hundreds.

Item 10. Directors, Executive Officers, and Significant Employees, page 43

Comment 14: “…In the section discussing Mr. McGraw's background and business experience, please revise to state the names of the mortgage and finance firm, the banking operation, and the consulting firm…”

Response: The requested disclosures, specifically dealing with prior association and/or ownership, have been reflected.

Comment 15: “…We note your disclosure in the final sentence on page 44 that Mr. McGraw is a disqualified person under Rule 262. To the extent this he is a disqualified person, please refer to Rule 262(a) and withdraw the Form 1-A….”

Response: The word “not” was inadvertently omitted from the cited passage. The sentence has been revised accordingly.

Item 14. Securities Being Offere”d, page 48

Comment 16: “…We note your statement here in the first paragraph of this section that there were 20,000,000 shares of common stock outstanding as of November 30, 2016. However, based on the balance sheet, it appears that there is still a subscription receivable for those shares. Please clarify whether the 20,000,000 shares have been paid for and are currently issued and outstanding…”

Response: Our auditor advises us that the associated $200 (at the $.00001par value) was paid on December 9, 2016. Accordingly, the $200 was still a receivable at November 30, 2016, the end of the audit period. In that context, the securities have been paid for and, indeed, are issued and outstanding. Because of the 1 for 12 adjustment, the number of shares issued to this hour is 1,666,667 and similar pro rata adjustments are made where applicable.

Comment 17: “…Please tell us which sections of your articles of incorporation provide for a classified board with three-year director terms. Also tell us which sections of your articles address removal of directors, filling director vacancies, and increasing the size of the board….”

Response: The cited passage was unintended detritus from the model document employed. The passage has been deleted. The sentence has been revised accordingly. The articles addressing the issues posed are now reflected in the Offering Circular.

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Part F/S

Report of Independent Registered Public Accounting Firm, page F-1

Comment 18: “…The report of your independent registered public accounting firm does not include the city, state, or a conformed signature. Please refer to Regulation S-X, Rule 2-02(a) and Regulation S-T Item 302 which provides guidance on including signatures in electronic filings….”

Response: The Report (and Consent) of the auditor now reflects city, state and conformed signature as required by the cited authority.

Part III — Exhibits Comment 19: “…Please file the escrow agreement as an exhibit. Refer to Item 17.8 of Form 1-A….”

Response: The escrow relationship is now reflected and the associated escrow documents are now part of Part III, the Exhibits.

Comment 20: “…Please amend to include the written consent of your independent registered public accounting firm to include their report. Refer to Item 17.11(a)(i) of the Instructions to Form 1-A…”

Response: The written consent now accompanies the Report per the cited authority.

Since no participant in the Company’s proposed offering is required to clear its compensation arrangements with FINRA, FINRA is not required (and will not be advising) the staff that it has no objections to the compensation arrangements prior to qualification.

We acknowledged that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

To facilitate your review, we have already sent, via messenger, as indicated above, two marked and two unmarked copies of these materials. Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before June 15-20, 2017. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive. Thank you for your assistance and prompt review of these materials. I will call you next week to coordinate any remaining issues with the staff.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

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